SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2007
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission File Number: 0-27384
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Capital Corp of the West
401 (k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CAPITAL CORP OF THE WEST
(Exact name of registrant as specified in its charter)
550 West Main, Merced, CA 95340
(Address of principal executive offices)

Registrant’s telephone number, including area code:     (209) 725-2200
Former name, former address and former fiscal year, if changed since last report: Not applicable

CAPITAL CORP OF THE WEST
401(K) PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement on Form S-8 of Capital Corp of the West, Inc. of our report dated September 17, 2008, with respect to the statements of net assets available for benefits of the Capital Corp of the West, Inc. 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Capital Corp of the West, Inc. 401(k) Retirement Plan.
/s/ Cassabon & Associates, LLP
Fresno, California
October 14, 2008

Report of Independent Registered Public Accounting Firm
To the Trustees of Capital Corp of the West 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with generally accepted accounting principles in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Cassabon & Associates, LLP
Fresno, California
September 17, 2008

CAPITAL CORP OF THE WEST
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31 2007 AND 2006

	2007	2006

ASSETS

Cash and cash equivalents	$—	$362,944

Investments, at fair value:
Shares of registered investment companies:
First Trust Corp Funds		5,391,293
Princor Financial Services	3,935,756
Frank Russell Investment Co	2,454,068
Employer Securities	3,965,752
Employer Securities — unitized trust fund		259,011
Participant notes receivable	289,920	216,914

Total investments	10,645,496	6,230,162

Receivables:

Employer’s contribution	65,154	67,543
Employee’s receivables	—	583
Other receivables	20,276	5,265,337

Total receivables	85,430	5,333,463

NET ASSETS AVAILABLE FOR BENEFITS	$10,730,926	$11,563,625

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS
Investment income:

Net realized gain (loss) and unrealized appreciation (depreciation) in fair value of investments	$(1,880,736)
Dividends and interest	98,138

Net investment income	(1,782,598)

Contributions:

Participants	1,652,034
Rollovers	107,677
Employer	327,307

Net contribution income	2,087,018

Total additions	304,420

DEDUCTIONS FROM NET ASSETS

Benefits paid to participants	(1,059,511)
Administrative expenses	(77,608)

Total deductions	(1,137,119)

NET INCREASE/(DECREASE)	(832,699)

NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006	11,563,625

December 31, 2007	$10,730,926

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 — Description of the Plan:
The following description of Capital Corp of the West 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General:
The Plan is a defined contribution plan. Every Employee of Capital Corp of the West (the Company) is eligible to participate on the first day of the plan year quarter coinciding with or next following the date on which he has completed three months of service for participation and has reached age 21. The Plan was established January 1, 1992. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).
Contributions:
Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. These salary reduction contributions are fully vested at all times. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2007, the Plan offers five equity funds and Capital Corp of the West Common Stock. The Company may make a matching contribution. The amount of the match, if any, will be determined by the Company each year. Additional discretionary amounts may be contributed at the option of the Company’s board of directors. The Company made discretionary contributions of $327,307 and $294,008 for the years ended December 31, 2007 and 2006, respectively.
Participant Accounts:
Participant accounts are maintained at fair market value. Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings, and (c) forfeitures of terminated participant’s non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.
Forfeitures:
Any participant who terminates employment before becoming 100% vested in his or her employer contributions accounts will forfeit the non-vested portion of his or her employer contributions when the account is distributed or, earlier, after a five-year break in service. Forfeited amounts are allocated to the remaining participants. However, upon reemployment, forfeited amounts may be restored to the accounts of the participants under the rules set out in the Plan’s forfeitures break in service rules. The total amount to be allocated as of December 31, 2007 is $10,447.
Participant Notes Receivable:
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participants Note Fund. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence of the Participant, in which case the term of such loan shall be arrived at by mutual agreement between the Committee and the Participant. All loans shall be secured by the borrower’s vested account balance and shall be evidenced by the borrower’s promissory note. The loans will bear interest at a rate being charged for similar purpose loans by institutional lenders. All loans have a definite repayment schedule with payments being no less than quarterly.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits:
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments over a period of 10 years or less or an amount each year not to extend beyond the participant’s life expectancy.
Administrative Expenses:
Administrative expenses are paid directly by the Plan.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts, and would be entitled to receive the entire amount of their account.
Note 2 — Summary of Accounting Policies:
Basis of Financial Statements:
The accompanying financial statements of the Plan are prepared using the accrual method of accounting.
Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Investment Income:
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.
Investments:
Investments in the Capital Corp of the West Stock Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of Capital Corp of the West which, along with investments in registered investment companies, are valued at their last reported sales price on the last business day of the Plan year. Participant notes receivable are stated at cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis.
In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.
Contributions:
Participant contributions are recorded on a semi-monthly basis as they are withheld from the participant’s wages.
Distributions to Participants:
Distributions to participants are recorded when paid by the Plan.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
Expenses:
Administrative expenses are recorded as paid for by the Plan.
Note 3 — Investment Programs:
The funds listed below were the investment options for salary reduction contributions and employer matching contributions as of December 31, 2007. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or the common stock of the Company. With the exception of Capital Corp of the West shares, the five equity funds consist of varying mixes of ten funds.
Participants may change their investment options.
Available through Principal Trust Company:
Principal bond & mortgage securities R4
Principal high quality intermediate term bond
Principal largecap S&P 500 index R4 fund
Principal real estate securities R4
Principal short-term bond R4 fund
Russell diversified equity E fund
Russell international securities E
Russell emerging markets E fund
Russell quantitative equity E fund
Russell special growth E fund
The following presents the investments that represent 5% or more of the Plan’s assets as of December 31 2007:

2007
Employer security: Capital Corp of the West	$3,965,752
Princor: Principal Bond & Mortgage Securities R4	650,135
Princor: Principal High Quality Intermediate Term Bond	989,656
Princor: Principal Large Cap S&P 500 Index R4 Fund	780,161
Princor: Principal Short-Term Bond R4 Fund	1,210,897
Russell Diversified Equity E Fund	615,921
Russell International Securities E	860,421
Russell Quantitative Equity E Fund	615,429

$9,688,372

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
During December 31, 2007, the Plan’s investments (including reinvested dividends, gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,782,598) as follows:

2007
Registered investment companies	$(490,653)

Common Stock	(1,291,945)

$(1,782,598)

Note 4 — Information Prepared By and Certified By Trustee
The following information included in the accompanying financial statements and supplemental schedules was obtained from data that has been prepared and certified to as complete and accurate by First Trust Corporation (trustee) and Principal Trust Company (trustee) as of December 31, 2007.

2007
Investments, at fair value:
Registered investment companies	$6,389,824
Capital Corp of the West employer securities	$3,965,752

Investment income
Net appreciation (depreciation) in fair value of investments	$(1,880,736)
Dividend and interest income	$98,138
Note 5 — Tax Status
The Plan obtained its determination letter on February 10, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving this letter and then fully restated as of January 2007. A new determination letter dated June 27, 2008 has been received.
Note 6 — Party-In-Interest Transactions
Plan investments were funds managed by First Trust Corporation until March 2007 when plan assets were transferred to new custodial trustee, Prinicpal Trust Company. First Trust Corporation was, and Principal Trust Company is the trustee of the Plan and therefore, these transactions qualify as a party in interest.
Participants have loans from their fund accounts outstanding in the amount of $289,920 as of 2007.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
Note 7 — Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$10,730,926	$11,563,626

Employer Contributions receivable at year end	(65,154)

Employer related investments evaluation difference		10,583

Net assets available for benefits per the Form 5500	$10,665,772	$11,574,209

The following is a reconciliation of the income and expenses per the financial statements at December 31, 2007 to the Form 5500.

Contributions from employer reported on financial statement		$327,307
Less employer contribution receivable at year end		(65,154)

Employer contributions reported on the 5500		$262,153

Rollovers reported on the financial statement		$107,677
Less differences in classification of income		(50,189)

Contributions-other reported on the 5500		$57,488

Dividends and interest as reported on the financial statement		$98,138
Less differences in classification of income		(8,352)

Dividends reported on the 5500	$63,518
Interest reported on the 5500	26,268

Total of interest and dividends reported on the 5500		$89,786

Net realized gain (loss) and unrealized depreciation in fair value of investments reported on the financial statement		$(1,880,736)
Plus: differences in classification of income		47,957

Net gain or (loss) on sale of assets on 5500	(207,688)
Net unrealized depreciation of assets — other on 5500	(1,947,109)
Net investment gain from registered investment Companies reported on 5500	322,018

Total of net gains and losses reported on 5500		$(1,832,779)

Note 8 —Plan Events
Effective March 26, 2007, the Capital Corp of the West 401(k) plan assets were transferred from the First Trust Company to the Principal Financial Group.
Following a complete Plan restatement as of January 1, 2007, the Plan received a new determination letter dated June 27, 2008.

SUPPLEMENTARY INFORMATION

CAPITAL CORP OF THE WEST
401(K) PLAN
(EIN 77-0405791; PN 003)
SUPPLEMENTAL SCHEDULE ACCOMPANYING THE FORM 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

	(b) Identity of Issue, Borrower,
	Lessor, or Similar Party		(e)
	(c) Description of Investment, including maturity	(d)	Current
(a)	date, rate of interest, collateral, par or maturity value	Cost	Value
	Capital Corp of the West
*	Employer Security Capital Corp of the West, 204,105 shares	**	3,965,752
	Princor Financial Services
*	Registered Investment Co: Principal Bond & Mortgage Securities R4, 61,918 units	**	650,135
	Princor Financial Services
*	Registered Investment Co: Principal High Quality Intermediate-Term Bond, 97,025 units	**	989,656
	Princor Financial Services
*	Registered Investment Co: Principal LargeCap S&P 500 Index R4 Fund, 75,744 units	**	780,161
	Princor Financial Services
*	Registered Investment Co: Principal Real Estate Securities R4, 19,298 units	**	304,908
	Princor Financial Services
*	Registered Investment Co: Principal Short-Term Bond R4 Fund, 125,352 units	**	1,210,896
	Frank Russell Investment Co
	Registered Investment Co: Russell Diversified Equity E Fund, 12,614 units	**	615,921
	Frank Russell Investment Co
	Registered Investment Co: Russell International Securities E, 12,115 units	**	860,421
	Frank Russell Investment Co
	Registered Investment Co: Russell Emerging Markets E Fund, 7,006 units	**	158,539
	Frank Russell Investment Co
	Registered Investment Co: Russell Quantitative Equity E Fund, 16,069 units	**	615,429
	Frank Russell Investment Co
	Registered Investment Co: Russell Special Growth E Fund, 4,495 units	**	203,758

	Loans to participants — Range of interest rates of 6.25% to 10.25%	—	289,920

	Total assets held for investment purposes at end of year		$10,645,496

*	A party-in-interest as defined by ERISA

**	Cost basis not maintained

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Capital Corp of the West 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West
401(k) Plan

Date: December 10, 2008	By /s/ David A. Heaberlin David A. Heaberlin
Chief Financial Officer